Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Citigroup Inc.:

We consent to the use of our reports dated March 3, 2014, with respect to the consolidated balance sheets of Citigroup Inc. and subsidiaries (“Citigroup”) as of December 31, 2013 and 2012, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of Citigroup’s internal control over financial reporting as of December 31, 2013, incorporated by reference in this registration statement of Citigroup Inc. on Form S-8 relating to the issuance of shares under the Citigroup 2014 Stock Incentive Plan.

/s/ KPMG LLP

New York, New York

June 6, 2014